

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 26, 2008

**Via U.S. Mail and Fax (913) 360-5729**
Mr. Robert Zonneveld
Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, Kansas 66002

> **Re:** **MGP Ingredients, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2007**
> **Filed September 12, 2007**
> **File No. 0-17196**
>
> **Form 10-Q for the Period Ended December 30, 2007**
> **Filed February 7, 2008**

Dear Mr. Zonneveld:

      We have reviewed your response letter dated February 12, 2008 and have the following comments. Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the year ended July 1, 2007

Revenue, page 51

1.  We note from your revised disclosure that the amounts included in your deferred revenue caption relate to amounts received from the USDA Grant from your response to prior comment number 8.  However, it appears that you recognize such amounts as other operating income in your consolidated statements of income once earned.  If this is correct, such amounts do not represent deferred revenues and your balance sheet caption should be revised to more accurately reflect your liability.  In addition, please revise your disclosure to clarify that amounts earned from the USDA grant are recorded in other operating income.

Note 3. Long-term Debt

4.90% Industrial Revenue Bond Obligation, page 55

2.  Your response to prior comment number 9 states that you have the enforceable right to offset the bonds held against the capital lease and you intend to set off.  Please address the following additional comments with respect to this transaction:

    -   Please explain whether you plan to offset the asset and liability when the bonds mature or at an earlier date.   Explain whether you have the enforceable right to set off prior to the maturation of the bonds.

    -   Clarify how you determined that your liability to the lessor under the capital lease obligation is unconditional as contemplated by paragraph 15 of FIN 39.  In this respect, explain whether the lessor has to perform under the terms of the lease in order to receive lease payments.

    -   Explain whether there will be an impact to your statement of financial position once you set off.  As part of your response, explain whether you will reacquire the office building and technical center from the City of Atchison, Kansas when the amounts are set off.

    -   Explain whether the proceeds you received from the $7 million revolving credit facility are related to this transaction.  Explain how you have or plan to use the proceeds received from the revolving credit facility.

3.  Please clarify how you applied the sale-leaseback provisions of paragraphs 32 through 34 of SFAS 13 and SFAS 98 when accounting for your sale-leaseback transaction with City of Atchison, Kansas. In addition, tell us which of the criteria in paragraph 7 this lease met in order to classify the lease as capital.

4.  Please revise your Off Balance Sheet Obligations disclosure within your Management's Discussion and Analysis discussion to include the disclosure required by Item 303(a)(4)(i) of Item S-K for your industrial revenue bond obligation in future filings.

Note 10. Operating Segments, page 66

5.  We note your response to our prior comment 10 and your conclusion that no asset impairment is necessary for your Ingredient or Other segments. We also note from Note 5 in your Form 10-Q for the quarterly period ended December 31, 2007 that your Other segment continues to incur losses. Tell us in more detail what factors and assumptions you have considered in your future projections of cash flows for this segment that led to your conclusion no impairment is necessary. Please clarify how the loss of the major customer impacted your future cash flows from this segment. Explain how you determined that you will be able to operate profitably from this segment without this major customer. Clarify whether you added additional pet products and plant based biopolymers customers which will offset the loss the cash flows from the major customer.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures, page 71

6.  We note your response to prior comment number 11 and reissue and clarify the comment. We note that your President and Chief Financial Officer concluded your disclosure controls and procedures "were adequately designed and operating effectively to ensure that material information relating to the Company would be made known to them by others within the Company." Please revise your future filings to clearly state whether your disclosure controls and procedures were effective (or not effective) without limiting the definition in Exchange Act Rules 13a-15(e) or 15d-15(e).

Form 10-Q for the period ended December 31, 2007

Note 5.  Operating Segments, page 8

7.  We note your response to prior comment number 13 with respect to your conclusion to separately report your Other segment.  Please address the following additional comments:

- Further explain how you determined that the Other Segment meets the criteria of an operating segment pursuant to paragraph 10 of SFAS 131.  Specifically, clarify whether the operating results from this segment are regularly reviewed by your chief operating decision maker ("CODM") for purposes of allocating resources to the segment and assessing performance.  Please explain in detail how often your CODM reviews the operating results of this segment.

- Explain in further detail how you changed your internal structure that caused you to report the Other Segment.  We understand that you now have an individual that is given primary responsibility of the plant based biopolymers and pet products.  Please clarify how this differs from your internal organization prior to the restructuring.  Explain whether there were any individuals responsible for these product lines prior to the restructuring.

- Your response clarifies that you internally report results for distillery products, food products, pet treat resins, plant based biopolymers and personal care products.  Please clarify how you determined it is appropriate to report these five components of your enterprise into three operating segments.  In this respect, it appears you are combining food products and personal care products into the Ingredient segment, while the plant based biopolymers and pet products are reported in the Other segment.  Clarify how you determined it is appropriate to aggregate your components in this manner and how it meets the objectives and requirements of SFAS 131.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 19

8.  We note during the quarter ended December 30, 2007 you determined that your valuation allowance related to certain state tax credit carryforwards was no longer appropriate and was therefore removed.  Please clarify why you had originally recorded the valuation allowance and tell us and disclose specifically what factors you considered in concluding the allowance was no longer appropriate.

Cash Flow Information

Operating Cash Flows, page 23

9.  We note the increase in your inventories of $13 million was primarily due to increasing raw material costs and the associated impact in finished goods.  Please quantify the specific factors behind the inventory increase, including raw material costs, product mix issues, and any other factors contributing to the increased inventory balance.

Financial Covenants, page 25

10. Please disclose if you are currently in compliance with the covenants in your various loan and capital lease agreements in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.  Please contact Mike Karney at (202) 551-3847, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ Roger Schwall for

Anne Nguyen Parker
Branch Chief